UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

A123 SYSTEMS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03739T108

(CUSIP Number)

Eric J. Pyenson

c/o A123 Systems, Inc.

Arsenal on the Charles

321 Arsenal Street

Watertown, Massachusetts 02472

617-778-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03739T108

(1)	Name of Reporting Person: SPARTA GROUP MA LLC SERIES 6 I.R.S. Identification No. of Above Person (Entities Only): 27-1035770

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- shares

	(8)	Shared Voting Power 6,879,022 shares

	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 6,879,022 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,879,022 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

(13)	Percent of Class Represented by Amount in Row (11) 6.7%(1)

(14)	Type of Reporting Person OO

(1) Based on 102,497,134 shares of common stock outstanding as of November 9, 2009 as provided in the A123 Systems, Inc. Quarterly Report on Form 10-Q (File No. 001-34463) filed with the Commission on November 10, 2009.

CUSIP No. 03739T108

(1)	Name of Reporting Person: GURURAJ DESHPANDE I.R.S. Identification No. of Above Person (Entities Only):

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Mr. Deshpande is a citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 138,607 shares

	(8)	Shared Voting Power 6,879,022 shares

	(9)	Sole Dispositive Power 138,607 shares

	(10)	Shared Dispositive Power 6,879,022 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,017,629

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.8%(2)

(14)	Type of Reporting Person IN

(2) Based on 102,497,134 shares of common stock outstanding as of November 9, 2009 as provided in the A123 Systems, Inc. Quarterly Report on Form 10-Q (File No. 001-34463) filed with the Commission on November 10, 2009.

CUSIP No. 03739T108

(1)	Name of Reporting Person: JAISHREE DESHPANDE I.R.S. Identification No. of Above Person (Entities Only):

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Mrs. Deshpande is a citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- shares

	(8)	Shared Voting Power 6,879,022 shares

	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 6,879,022 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,879,022

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

(13)	Percent of Class Represented by Amount in Row (11) 6.7%(3)

(14)	Type of Reporting Person IN

(3) Based on 102,497,134 shares of common stock outstanding as of November 9, 2009 as provided in the A123 Systems, Inc. Quarterly Report on Form 10-Q (File No. 001-34463) filed with the Commission on November 10, 2009.

Item 1.  Security and Issuer

This Schedule 13D report relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of A123 Systems, Inc., a Delaware corporation with its principal executive offices located at Arsenal on the Charles, 321 Arsenal Street, Watertown, MA 02472 (the “Company”).

Item 2. Identity and Background

a)	The Reporting Persons are the Sparta Group MA LLC Series 6 (“Sparta Series 6”), Mr. Gururaj Deshpande and Mrs. Jaishree Deshpande.

b)	The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto and is incorporated by reference herein.

c)	The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.

d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

e)

None of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Sparta Series 6 is a separate series of Sparta Group MA LLC, a Delaware limited liability company (the “LLC”). Mr. Deshpande and Mrs. Deshpande are both citizens of the United States of America.

Item 3. Source and Amount of funds or Other Consideration

On January 4, 2010, Unicorn Trust IV, Unicorn Trust VI, Unicorn Trust VIII, Unicorn Trust X and the Deshpande Irrevocable Trust (together, the “Stockholders”) transferred 2,546,701, 1,727,991, 987,095, 1,291,235 and 326,000 shares, respectively, of Common Stock (collectively the “Acquired Shares”) to Sparta Series 6 (the “Transactions”) in exchange for Sparta Series 6 membership interests.

Item 4.  Purpose of Transaction

The information set forth under Item 3 hereof is incorporated herein by reference.  The Transactions were entered into to facilitate the investment and estate planning objectives of Mr. Deshpande and his spouse, Mrs. Deshpande.  Except as stated in this report, the Reporting Persons currently do not have any plans or proposals, which relate to or would result in any of the events enumerated in (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

a)

Mr. and Mrs. Deshpande are Managers of the LLC and as a result, the Reporting Persons have shared power to dispose or to direct the disposition of the Acquired Shares held of record by Sparta Series 6 and thus may be deemed to be the beneficial owners of the Acquired Shares, which represent approximately 6.7% of the Common Stock based upon 102,497,134 shares of Common Stock outstanding as of November 9, 2009. Additionally, Mr. Deshpande continues to hold 138,607 shares of Common Stock following the Transactions, which represent less than one percent of the shares of Common Stock outstanding as of November 9, 2009.

Each Reporting Person disclaims membership in any "group" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with any other Reporting Person in respect of the Common Stock.

b)	Please refer to Item 5(a).

c)	The Transactions constitute the only transactions by the Reporting Persons with respect to the Common Stock effected during the past sixty days.

d)

To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons.

e)	Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. The following summaries of certain provisions of the seventh amended and restated investor rights agreement and lock-up letter agreement are qualified in their entirety by reference to such documents (copies of which are included as exhibits hereto).

Mr. Deshpande is party to a seventh amended and restated investor rights agreement with the Company and certain other holders of Common Stock. The seventh amended and restated investor rights agreement provides that certain holders of Common Stock have the right to (i) demand that the Company file a registration statement, subject to certain limitations, and (ii) request that their shares be covered by a registration statement that the Company is otherwise filing.

Mr. Deshpande and Sparta Series 6 are each party to a lock-up letter agreement with the underwriters for the Company’s initial public offering that restricts the sale of the shares of Common Stock held by each of them during the 180 day period commencing September 23, 2009 (the “Lock-Up Period”), subject to certain exceptions. The Lock-Up Period is subject to extension for up to an additional 34 days under certain circumstances.

Item 7.  Material to be Filed as Exhibits

Exhibit A -	Joint Filing Agreement Pursuant to Rule 13d-1(k)
Exhibit B -	Power of Attorney of Mrs. Deshpande, in her individual capacity and in her capacity as Manager of Sparta Series 6, appointing Servjeet S. Bhachu as Attorney-in-Fact
Exhibit C -	Power of Attorney of Mr. Deshpande, in his individual capacity, appointing Servjeet S. Bhachu
Exhibit D -

Seventh Amended and Restated Investor Rights Agreement among the Company and the other parties named therein, dated as of April 3, 2009 (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-152871))

Exhibit E -	Form of Lock-up Letter entered into by each of Mr. Deshpande and Sparta Series 6 with the underwriters for the Company’s initial public offering

SCHEDULE I

Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons:

Name	Residence or Business Address	Principal Occupation or Employment/ Principal Business and Address in which such Employment is Conducted

Sparta Group MA LLC Series 6	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Facilitating the investment and estate planning objectives of Mr. Deshpande and his spouse, Mrs. Deshpande.

Gururaj Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180

Chairman of the Board of Directors
A123 Systems, Inc.
Arsenal on the Charles
321 Arsenal Street
Watertown, MA 02472

Manager and President,
Sparta Group MA LLC
92 Montvale Avenue, Suite 2500
Stoneham, MA 02180

Jaishree Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Manager and Treasurer, Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      January 14, 2010

/s/ Jaishree Deshpande *
Jaishree Deshpande, in her capacity as Manager of Sparta Group MA LLC Series 6

/s/ Gururaj Deshpande *
Gururaj Deshpande

/s/ Jaishree Deshpande *
Jaishree Deshpande

*By	/s/ Servjeet S. Bhachu
Servjeet S. Bhachu
Attorney-in-Fact

* Mr. Servjeet S. Bhachu is signing as attorney in fact pursuant to powers of attorney dated January 13, 2010 granted by each Reporting Person, copies of which are filed as exhibits hereto.

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by and among the parties listed below, each referred to herein as a “Joint Filer”.  The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Exchange Act and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, par value $0.001 per share, of A123 Systems, Inc., and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of January, 2010.

/s/ Jaishree Deshpande *
Jaishree Deshpande, in her capacity as Manager of Sparta Group MA LLC Series 6

/s/ Gururaj Deshpande *
Gururaj Deshpande

/s/ Jaishree Deshpande *
Jaishree Deshpande

*By	/s/ Servjeet S. Bhachu
Servjeet S. Bhachu
Attorney-in-Fact

* Mr. Servjeet S. Bhachu is signing as attorney in fact pursuant to powers of attorney dated January 13, 2010 granted by each Reporting Person, copies of which are filed as exhibits hereto.

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Servjeet S. Bhachu as her true and lawful attorney-in-fact to:

(1)           prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) and Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any rule or regulation of the SEC;

(2)           execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of A123 Systems, Inc. (the “Company”), any and all Forms 3, 4, and 5 required to be filed by the undersigned in accordance with Section 16(a) of the Act or Schedules 13D or 13G required to be filed by Section 13(d) or Section 13(g) of the Act and the rules and regulations thereunder;

(3)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16, Section 13(d) or Section 13(g) of the Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of January, 2010.

/s/ Jaishree Deshpande
Jaishree Deshpande, individually and in her capacity as Manager, Sparta Group MA LLC Series 6

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Servjeet S. Bhachu as his true and lawful attorney-in-fact to:

(1)           prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) and Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any rule or regulation of the SEC;

(2)           execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of A123 Systems, Inc. (the “Company”), any and all Forms 3, 4, and 5 required to be filed by the undersigned in accordance with Section 16(a) of the Act or Schedules 13D or 13G required to be filed by Section 13(d) or Section 13(g) of the Act and the rules and regulations thereunder;

(3)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16, Section 13(d) or Section 13(g) of the Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of January, 2010.

/s/ Gururaj Deshpande
Gururaj Deshpande

EXHIBIT E

LOCK-UP LETTER

, 20

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004

As Representatives of the several Underwriters

to be named in the within mentioned Underwriting Agreement

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (together, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with A123 Systems, Inc., a Delaware corporation (the “Company”), and certain stockholders of the Company, providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (collectively, the “Underwriters”), of shares (the “Shares”) of the common stock, par value $0.001 per share, of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities, directly or indirectly, convertible into or exercisable or exchangeable for Common Stock whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions, (b) transfers of shares of Common Stock or any security, directly or indirectly, convertible into Common Stock as a bona fide gift, (c) transfers to family members or to trusts for the benefit of the undersigned or family members of the undersigned, in each case, for estate planning purposes, (d) distributions of shares of Common Stock or any security, directly or indirectly, convertible into Common Stock to limited partners, members, or stockholders of the undersigned, (e) the exercise of an option to purchase shares of Common Stock granted under a stock incentive plan or stock purchase plan of the Company described in the Prospectus or the disposition of shares of restricted stock to the Company pursuant to the terms of such plan; provided that in the case of any transfer or distribution pursuant to clauses (b)-(d), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) in the case of any transfer or distribution pursuant to clauses (b)-(d) or any option exercise or disposition of restricted stock pursuant to clause (e), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence, (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the restricted period, or (g) the sale of shares to the Underwriters in connection with the Public Offering.  In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

If:

(1)           during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)           prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period;

the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

2

The undersigned shall not engage in any transaction that may be restricted by this agreement during the 34-day period beginning on the last day of the initial restricted period unless the undersigned requests and receives prior written confirmation from the Company or the Representatives that the restrictions imposed by this agreement have expired.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.  Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This Lock-Up Letter shall automatically terminate upon the earliest to occur, if any, of (1) the Representatives, on behalf of the Underwriters, advising the Company in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the Public Offering, (2) the Company advising the Representatives in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering, (3) termination of the Underwriting Agreement before the sale of any Shares to the Underwriters, (4) the registration statement filed with the Securities and Exchange Commission with respect to the Public Offering is withdrawn, and (5) March 31, 2010, in the event that the Underwriting Agreement has not been executed by such date.

Very truly yours,

(Name)

(Address)

3